

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Jon Layman
Chief Financial Officer and Chief Operating Officer
AxonPrime Infrastructure Acquisition Corp
126 E 56th Street, 30th Floor
New York, New York 10022

> **Re: AxonPrime Infrastructure Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Filed May 4, 2021**
> **File No. 377-04778**

Dear Mr. Layman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed May 4, 2021

Risk Factors, page 44

1. Reference is made to risk factor disclosures on page 44 where you indicate the independent auditor report contains a going concern explanatory paragraph. We noted no going concern paragraph within the audit opinion presented on page F-2. Please clarify and/or revise accordingly.

General

2. You state throughout that certain of your officers and directors expect to have, and any of them in the future may further have, fiduciary or contractual obligations to several other entities pursuant to which such officer or director is or will be required to present a

business combination opportunity to such entity and that your sponsor and your officers and directors expect to sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please revise to more specifically identify your officers and directors that expect to have fiduciary or contractual obligations to several other entities, describe these fiduciary or contractual obligations, including identifying these other entities, and clarify how you intend to allocate business combination opportunities among the various entities, as applicable.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Aftanas